UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

WINLAND ONLINE SHIPPING HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

Texas	20-5933927
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

305 Zhongshan Road, Shahekou District, Dalian, The People’s Republic of China 116021
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐

Securities Act registration statement file number to which this form relates:   (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of class)

Item 1. Description of Registrant's Securities to be Registered.

Introduction

The following is a summary of the material terms of the capital stock of Winland Online Shipping Holdings Corporation, a Texas corporation (the “Company”).  The Company’s authorized capital stock currently consists of Two Hundred Million (200,000,000) shares of common stock, par value $0.001 per share (“Common Stock”), of which there are One Hundred Thirty Million (130,000,000) shares of Common Stock issued and outstanding.  The Company also has Twenty Million (20,000,000) shares of preferred stock authorized, par value $0.001 per share, of which One Million (1,000,000) are designated as Series A preferred shares and of which zero (0) shares of preferred stock are issued and outstanding. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, the Company’s Articles of Incorporation (as amended) and Bylaws (as amended).

            Common Stock

Holders of Common Stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors. Holders of Common Stock representing a majority of the voting power of the Company’s capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company’s stockholders. A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation (as amended).

Although there are no provisions in the Company’s Articles of Incorporation (as amended) or Bylaws (as amended) that may delay, defer or prevent a change in control, we are authorized, without stockholder approval, to issue shares of preferred stock that may contain rights or restrictions that could have this effect.

Holders of Common Stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock. Holders of Common Stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to Common Stock.

Preferred Stock

The Board of Directors of the Company has the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series for such consideration and with such powers, designations, preferences, and relative, participating, option and other special rights as the Board of Directors may determine. The powers, designations, preferences, and relative, participating, option and other special rights of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of Common Stock.

On August 12, 2008, the Company filed with the State of Texas a Certificate of Designation of Series A preferred stock which sets forth the powers, designations, preferences, and relative, participating, option and other special rights of such Series A preferred stock, a form of which is attached as Exhibit C to that certain Exchange Agreement, dated August 12, 2008, by and among the Company, SkyAce Group Limited and Pioneer Creation Holdings Limited (the “Exchange Agreement”), and a copy of the Exchange Agreement is attached to the Company’s Current Report on Form 8-K as filed with the SEC on August 12, 2008 as Exhibit 2.1.

In connection with the Exchange Agreement, the Company issued One Million (1,000,000) shares of Series A preferred stock to Pioneer Creation Holdings Limited (“PCH”) pursuant to the terms of the Exchange Agreement (the “Series A Preferred Stock”).  The Series A Preferred Stock were convertible into Thirty Million (30,000,000) shares of Common Stock and ranked, with respect to the payment of dividends and the distribution of assets, senior to all series of any other class of the Company’s preferred stock and Common Stock. PCH had the right to vote on an “as converted” basis together with holders of Common Stock as of the time a vote is taken and not as a separate class. PCH was also entitled to vote on all matters on which the Common Stock were entitled to vote and were entitled to notice of any stockholders meeting in accordance with the Bylaws (as amended) of the Company.  On Octobers 23, 2008, PCH exercised its right to convert all of the Series A Preferred Stock into Thirty Million (30,000,000) shares of Common Stock. As a result, the Company issued to PCH Thirty Million (30,000,000) shares of Common Stock to PCH and upon conversion, there were zero (0) shares of the Company’s preferred stock issued and outstanding.  As of the date hereof, there are zero (0) shares of the Company’s preferred stock issued and outstanding.

Item 2. Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed hereunder because no other securities of the Company are listed by The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

WINLAND ONLINE SHIPPING HOLDINGS CORPORATION

Dated: February 19, 2009	By:	/s/ Xue Ying
Name: Xue Ying
Title: Chief Executive Officer